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| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Taubman, Robert S.
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        (Last)                      (First)                        (Middle)

    200 East Long Lake Road
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                                   (Street)

    Bloomfield Hills, Michigan 48303
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Taubman Centers, Inc. - TCO
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Statement for Month/Year   12/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [XX] Director    [XX] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (Specify below)

       President & Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   (Instr. 3)            action     action          or Disposed of (D)                Securities           ship          of In-
                         Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
                         (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
                                                                          (Over)
                                                                 SEC 1474 (7-96)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4 and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Unit of
Partnership Interest                (1)                 12/11/98            P                      445,191
-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr. 5)  ficially         rity:         Owner-
                               --------------------------------------------                 Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion       Title     Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                               (1)       (1)     Common Stock  445,191        $13.48        445,191 (2)   I             (3)
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

Explanation of Responses:
(1) Under Taubman Centers, Inc.'s (the "Company") continuous offer to certain partners (a "Unit") in The Taubman Realty Group Limited Partnership ("TRG"), of which the Company is the Managing General Partner, each Unit of Partnership Interest in TRG held by such offerees is exchangeable for one share of the Company's Common Stock.
(2) Excludes:
    (i)    5,925 TRG Units owned by Robert S. Taubman;
    (ii) 3,160,128 TRG Units subject to vested but unexercised incentive options owned by Robert S. Taubman;
    (iii) 83,151.65 Notional TRG Units acquired by Robert S. Taubman pursuant to the Taubman Company Long-Term Compensation Plan as of March 15, 1998;
    (iv) 547,945 TRG Units owned by a limited liability company in which Robert S. Taubman is a member;
    (v) 17,699,879 TRG Units owned by a partnership in which Robert S. Taubman is a partner; and
    (vi)   6,327,098 TRG Units owned by a partnership in which Robert S.
           Taubman owns an indirect interest.
    Robert S. Taubman disclaims any interest in the TRG Units owned by the entities referenced in this footnote beyond his pro-rata pecuniary interest in each such entity.
(3) The TRG Units are beneficially owned by an entity in which Mr. Taubman owns an indirect interest. Robert S. Taubman disclaims any interest in the TRG Units beyond his pro-rata indirect pecuniary interest in the entity beneficially owning the TRG Units.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                /s/ Robert S. Taubman               1/8/99
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date